

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mr. Garth A. Allred
Chief Financial Officer
Fortune Industries, Inc.
6402 Corporate Drive
Indianapolis, Indiana 46278

October 15, 2008

RE: **Fortune Industries, Inc.**
Form 10-K for the Fiscal Year Ended August 31, 2007
Filed December 14, 2007
File No. 1-32543

Dear Mr. Allred:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director